EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended
March 31, 2012
(Dollars in millions)

Determination of Earnings:
Income from continuing operations before taxes	$1,122
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	103
Equity income, net of distributions	(10)

Total earnings, as defined	$1,220

Fixed Charges:
Rents(a)	$14
Interest and other financial charges	89

103
Capitalized interest	4

Total fixed charges	$107

Ratio of Earnings to Fixed Charges	11.40

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.